So 10/4/05



SECURITIES AND EXCHANGE COMMISSION

05043967

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SEC FILE NUMBER
8- 36999



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July, 1 2004 (MM/DD/YY) AND ENDING June 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Alliance Advisory & Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3390 Auto Mall Drive Suite 200
(No. and Street)

Westlake Village	California	91362
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerry Sanada (805) 371-8020 X 249
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — *if individual, state last, first, middle name*)

9010 Corbin Avenue, Suite 7	Northridge	California	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 07 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jerry Sanada, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alliance Advisory & Securities, Inc., as of June 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

State of California
County of Ventura
Subscribed and sworn (or affirmed) to before me this 23 day of June, 2005

[signature]
Notary Public

[signature]
Signature

Principal
Title



LEE H. FALBERG
COMM. #1422519
NOTARY PUBLIC - CALIFORNIA
VENTURA COUNTY
MY COMM. EXPIRES JUNE 6, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
SEP 3 0 2005
WASH., D.C.
213
SECTION

Alliance Advisory & Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended June 30, 2005

50

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Alliance Advisory & Securities, Inc.

I have audited the accompanying statement of financial condition of Alliance Advisory & Securities, Inc. as of June 30, 2005, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alliance Advisory & Securities, Inc. as of June 30, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



Kevin G. Breard
Certified Public Accountant

Northridge, California
July 28, 2005

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Alliance Advisory & Securities, Inc.
Statement of Financial Condition
June 30, 2005

Assets

Cash and cash equivalents	$ 35,972
Commissions receivable	62,571
Deposit held at clearing firm	35,000
Marketable securities at market	5,658
Receivable - other	100
Securities, not readily marketable	31,025
Prepaid expenses	8,386
Other assets	76
Total assets	$ 178,788

Liabilities & Stockholders' Equity

Liabilities	
Accounts payable and accrued expenses	$ 6,771
Commissions payable	19,697
Pension payable	20,000
Income taxes payable	3,045
Deferred taxes payable	10,436
Security deposit	1,000
Total liabilities	60,949
Stockholders' equity	
Common stock, no par value; 1,000,000 shares authorized 106,000 shares issued and outstanding	1,000
Additional paid-in capital	14,000
Retained earnings	102,839
Total stockholders' equity	117,839
Total liabilities & stockholders' equity	$ 178,788

The accompanying notes are an integral part of these financial statements.

Alliance Advisory & Securities, Inc.
Statement of Income
For the Year Ended June 30, 2005

Revenues	
Commissions and fees income	$ 1,174,325
Unrealized gains (losses)	333
Realized gains (losses)	(825)
Interest and dividend income	4,720
Total revenue	1,178,553
Expenses	
Employee compensation and benefits	601,125
Commissions and floor brokerage	377,250
Communications	7,815
Interest expense	499
Occupancy and equipment rental	50,512
Taxes, other than income taxes	10,390
Other expenses	140,072
Reimbursed expenses	(31,131)
Total expenses	1,156,532
Income (loss) before income tax provision	22,021
Income tax provision	12,712
Net income (loss)	$ 9,309

The accompanying notes are an integral part of these financial statements.

Alliance Advisory & Securities, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2005

	Common Stock	Additional Paid - In Capital	Retained Earnings	Total
Balance, at June 30, 2004	$ 1,000	$ 14,000	$ 93,530	$ 108,530
Net income (loss)	–	–	9,309	9,309
Balance, at June 30, 2005	$ 1,000	$ 14,000	$ 102,839	$ 117,839

The accompanying notes are an integral part of these financial statements.

Alliance Advisory & Securities, Inc.
Statement of Changes in Cash Flows
For the Year Ended June 30, 2005

Cash flow from operating activities:		
Net income (loss)		$ 9,309
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by (used in) operating activities:		
Valuation of marketable securities to market	$ (333)	
Realized (gains) losses	825	
(Increase) decrease in:		
Commissions receivable	(1,322)	
Allowance for doubtful accounts	(8,800)	
Prepaid expenses	(1,554)	
Other assets	(76)	
(Decrease) increase in:		
Accounts payable and accrued expenses	1,789	
Pension payable	20,000	
Commissions payable	3,551	
Income taxes payable	3,045	
Deferred income taxes payable	8,867	
Total adjustments		25,992
Net cash and cash equivalents provided by (used in) operating activities		35,301
Cash flows from investing activities:		
Purchase of marketable securities	(29,042)	
Purchase of securities, not readily marketable	(5,658)	
Net cash and cash equivalents provided by (used in) investing activities		(34,700)
Cash flows from financing activities:		
Repayment of bank line of credit	(20)	
Net cash and cash equivalents provided by (used in) financing activities		(20)
Net increase (decrease) in cash and cash equivalents		581
Cash and cash equivalents at the beginning of the year		35,391
Cash and cash equivalents at the end of the year		$ 35,972

Supplemental disclosure of cash flow information:

Cash paid during the period ended June 30, 2005	
Income taxes	$ 800
Interest	$ 499

The accompanying notes are an integral part of these financial statements.

Alliance Advisory & Securities, Inc.
Notes to Financial Statements
For the Year Ended June 30, 2005

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Alliance Advisory & Securities, Inc. (the "Company") was founded in the State of California in May of 1982 under the name Polycomp Financial Group, Inc. In July of 1985 the Company changed its name to Petra Financial Group, Inc. and in May of 1991 the Company changed its name to Alliance Advisory & Securities, Inc. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investors Protection Corporation ("SIPC").

The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another Broker/Dealer. The Company does not hold customer funds and/or securities.

The Company provides financial planning, consulting, insurance and brokerage services to 160 clients, primarily located in California's Orange and Ventura counties. The top ten (10) clients contribute 20% of the Company's revenues.

Summary of Significant Accounting Principles

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Accounting principles generally accepted in the United States of America, require transactions to be recorded on a trade date basis, however there is no material difference between trade date and settlement date for the Company.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Advertising and promotional cost are charged to operations when incurred. At June 30, 2005, advertising and promotional cost totaled $2,565, and are included in other operating expenses.

Alliance Advisory & Securities, Inc.
Notes to Financial Statements
For the Year Ended June 30, 2005

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company is reimbursed by its brokers for license fees and insurance expenses incurred by the Company on their behalf. For the year ended June 30, 2005, the Company was reimbursed $15,281 for licenses and insurance, included in expenses.

The Company provides for deferred taxes resulting from timing differences between financial and taxable income. The timing differences results principally from preparing income tax returns on the cash basis method and financial statements on the accrual basis method, and from using different depreciation methods for tax returns and financial statements.

Note 2: DEPOSITS WITH CLEARING ORGANIZATION

The Company has deposited $35,000 with a clearing firm to serve as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

Note 3: MARKETABLE SECURITIES AT MARKET

Marketable securities, consist of NASDAQ stocks valued at market value. Resulting unrealized gains and losses from the fluctuation in market value for the securities are included in equity. For the year ended June 30, 2005, the Company included $333 in unrealized gains in income for the mark-to-market of these securities.

Note 4: SECURITIES, NOT READILY MARKETABLE

The securities, not readily marketable, valued at cost, consist of:

Warrants	$ 825
Restricted stock	30,200
	$ 31,025

The warrants were offered primarily to NASD members and purchased through a Private Placement Memorandum. The warrants are exercisable in four tranches over four years. The first and second tranches have expired. The Company still has the remaining options to exercise in the following tranches:

Note 4: SECURITIES, NOT READILY MARKETABLE
(Continued)

		Exercisable on	Expires on	Exercise Price
Tranche 4	300 shares	June 28, 2005	June 27, 2006	$ 16.00

The Company is carrying these warrants at their amortized cost of $825.

The restricted stocks were acquired directly from the issuing companies for services provided to those companies by the Company.

For net capital purposes, these stocks are non-allowable.

Note 5: INCOME TAXES

The income tax provision (benefit) consisted of the following at June 30, 2005:

Current federal income taxes	$ 2,484
Current state income taxes	1,361
Current income tax provision	3,845
Federal deferred tax expense (benefit)	4,997
State deferred tax expense (benefit)	3,870
Deferred tax expense (benefit)	8,867
Total income tax expense (benefit)	$ 12,712

The deferred income taxes payable arise as a result of temporary differences in the treatment of depreciation of capitalized assets for income tax purposes and for financial reporting, and future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes.

Note 6: RELATED PARTY TRANSACTIONS

The Company rents office space from a partnership, on a month to month basis, in which the Company's majority shareholder, Alliance Financial Group, Inc. (AFG), owns 75%. For the year ended June 30, 2005, the Company paid $50,512 to this partnership, included in occupancy and equipment rental.

Note 6: RELATED PARTY TRANSACTIONS (Continued)

The Company pays all salaries and provides all office supplies and services for itself and AFG. For the year ended June 30, 2005, AFG reimbursed the Company $31,131 for some or all of these expenses, included in reimbursed expenses on the income statement.

The Company also received reimbursement from some of its brokers for licences and insurance.

Included in reimbursed expenses is $15,850 rental income from tenants the Company subleases office space to on a month to month basis.

Note 7: RETIREMENT PLAN

The Company sponsors a qualified 401(k) plan which covers all employees who have completed one year of service and have attained an age of twenty-one (21) years. Employees may contribute up to 100 percent of their yearly compensation up to the annual 401(k) limits plus catch up provisions, if applicable; with the employer matching a discretionary contribution equal to a percentage of the amount of the employee deferral as determined each year by the employer. Also, the Company can make a profit sharing contribution of the employees' compensation. For the year ended June 30, 2005, the Company contributed $21,000 to the plan.

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, The Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "*Consolidation of Variable Interest Entities*" ("FIN 46"). This interpretation of Accounting Research Bulletin No. 51, requires companies to consolidate the operations of all variable interest entities ("VIE's") for which they are the primary beneficiary. The term "primary beneficiary" is defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. This interpretation was later revised by the issuance of Interpretation No. 46R ("FIN 46R"). The revision was issued to address certain implementation issues that had arisen since the issuance of the original interpretation and to provide companies with the ability to defer the adoption of FIN 46 to periods after March 15, 2004. The implementation of FIN No. 46 and FIN 46R, had no material impact on the Company's financial statements.

On July 16, 2004, the FASB ratified the Emerging Issues Task Force ("EITF") consensus on Issue 02-14, "*Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through*

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

Other Means" ("EITF 02-14"). The consensus concludes that an investor should apply the equity method of accounting when it can exercise significant influence over an entity through a means other than holding voting rights. The consensus is effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 did not have a material impact on the Company's financial statements.

On December 16, 2004, FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("FASB 123R"), which addresses the accounting for employee stock options. FASB 123R requires that the cost of all employee stock options, as well as other equity-based compensation arrangements, be reflected in the financial statements based on the estimated fair value of the awards. Stock options are a valuable and important tool that have been used by many companies as a means to motivate employees and to promote business growth. The statement requires that the value of these arrangements be measured and recognized in the financial statements. FASB 123R becomes effective for reports filed after June 15, 2005. Early adoption of FASB 123R had no material effect on the Company's financial statements.

Note 9: COMPUTATION OF NET CAPITAL

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2005, the Company's net capital of $ 87,230 exceeded the minimum net capital requirement by $82,230; and the Company's ratio of aggregate indebtedness ($60,949) to net capital was 0.70 to 1, which is less than the 15 to 1 maximum ratio allowed.

Alliance Advisory & Securities, Inc.
Notes to Financial Statements
For the Year Ended June 30, 2005

Note 10: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There was a $17,891 difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 105,121
Adjustments:		
Retained earnings	$ (33,147)	
Deferred taxes payable	10,436	
Non–allowable assets	5,325	
Haircuts and undue concentration	(505)	
Total adjustments		(17,891)
Net capital per audited statements		$ 87,230

Alliance Advisory & Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2005

Computation of net capital		
Stockholders' equity		
Common stock	$ 1,000	
Additional paid-in capital	14,000	
Retained earnings	102,839	
Total stockholders' equity		$ 117,839
Add: Additions to net capital		
Deferred taxes payable	10,436	
Total additions		10,436
Total capital and allowable additions		128,275
Less: Non allowable assets		
Receivable - other	(100)	
Securities, not readily marketable	(31,025)	
Prepaid expenses	(8,386)	
Other assets	(76)	
Total non allowable assets		(39,587)
Net capital before haircuts and undue concentration		88,688
Haircuts and undue concentration		
Haircuts on money market and money funds	(609)	
Haircuts on securities	(849)	
Total haircuts and undue concentration		(1,458)
Net capital		87,230
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 4,063	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 82,230
Percentage of aggregate indebtedness to net capital	0.70:1	

There was a $17,891 difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated June 30, 2005. (See Note 10).

See independent auditor's report.

Alliance Advisory & Securities, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of June 30, 2005

A computation of reserve requirement is not applicable to Alliance Advisory & Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

Alliance Advisory & Securities, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of June 30, 2005

Information relating to possession or control requirements is not applicable to Alliance Advisory & Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Alliance Advisory & Securities, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended June 30, 2005

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Alliance Advisory & Securities, Inc.

In planning and performing my audit of the financial statements and supplemental schedules of Alliance Advisory & Securities, Inc. for the year ended June 30, 2005, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by Alliance Advisory & Securities, Inc. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at June 30, 2005 to meet the SEC 's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Kevin G. Breard
Certified Public Accountant

Northridge, California
July 28, 2005